

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010   February 28, 2008

Donald L. Endres
Chief Executive Officer
VeraSun Energy Corporation
100 22nd Avenue
Brookings, South Dakota 57006

> **Re: VeraSun Energy Corporation**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed February 22, 2008**
> **File No. 333-148315**
>
> **Quarterly Report on Form 10-Q**
> **For The Period Ended September 30, 2007**
> **Filed on November 14, 2007**
> **File No. 1-32913**

Dear Mr. Endres:

     We have reviewed your filings and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

AMENDMENT NO. 2 TO REGISTRATION STATEMENT ON FORM S-4

General

1. Based on your response to prior comment 1, please include a recent developments section in the registration statement that provides summarized financial information for VeraSun Energy Corporation and US BioEnergy Corporation for the quarter and year ended December 31, 2007.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2007

Note 2 – Acquisition

2. We note your response to prior comment 9. Please tell us if or when the purchase price allocation related to ASAB was or is expected to be finalized. Also, to the extent applicable, please tell us what, if any, additional information you are awaiting and explain any material changes between your preliminary and final

allocation. In regard to the factors that resulted in the recognition of goodwill, it appears to us that the registration statement does not adequately disclose and discuss the significant assumptions related to the valuations of ASAB and US BioEnergy and the related purchase price allocations.

*   *   *

You may contact Bret Johnson, Staff Accountant, at (202) 551-3753 or Anne McConnell, Senior Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane, Staff Attorney, at (202) 551-3235 or me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Branch Chief

cc: Faiza J. Saeed, Esq.
        Cravath, Swaine & Moore LLP
        Worldwide Plaza
        825 Eighth Avenue
        New York, New York 10019